SUTHERLAND ASBILL & BRENNAN LLP 700 Sixth Street, NW, Suite 700 Washington, DC 20001-3980 202.383.0100 Fax 202.637.3593 www.sutherland.com

HARRY S. PANGAS

DIRECT LINE: 202.383.0805

E-mail: harry.pangas@sutherland.com

May 5, 2015

Mr. Dominic Minore

Senior Counsel

U.S. Securities and Exchange Commission

Washington, DC 20549

Re:	Fifth Street Senior Floating Rate Corp. (the "Company") Registration Statement on Form N-2 File Number: 333-202835

Dear Mr. Minore:

On behalf of Fifth Street Senior Floating Rate Corp. (the “Company”), set forth below are the Company’s responses to the written comments received from the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (the “SEC”) to the Company on April 17, 2015 and the oral comments received from the Staff on May 1, 2015 relating to the Company’s Registration Statement on Form N-2 (File No. 333-202835) (the “Registration Statement”). The Staff’s comments are set forth below and are followed by the Company’s responses. References to the “Prospectus” contained herein are to the preliminary prospectus contained in the Company’s Pre-Effective Amendment No. 1 to the Registration Statement on Form N-2 (“Amendment No. 1”) filed with the SEC concurrently with this letter.

Registration Statement

Calculation of Registration Fee Under the Securities Act of 1933

1.           Footnote (6) states that, prior to the filing of this registration statement, $405,652,000 aggregate principal amount of securities remained registered and unsold pursuant to a registration statement on Form N-2 (File No. 333-191701), which was declared effective on August 1, 2014 (the “Effective Registration Statement”). Furthermore, pursuant to Rule 457(p), $52,247.97 of the total filing fee required in connection with the registration of $700,000,000 aggregate principal amount under this registration statement is being offset against the filing fee associated with the unsold securities registered under the Effective Registration Statement. However, the filing fee offset that is permitted under Rule 457(p) relates to where all or a portion of the securities offered under a registration statement remain unsold after the offering’s

Mr. Dominic Minore U.S. Securities and Exchange Commission May 5, 2015 Page 2

completion or termination, or withdrawal of the registration statement. It does not appear that the offering of securities registered on the Effective Registration Statement has been completed or terminated, or that the registration statement has been withdrawn. Accordingly, in your response letter, explain the basis for the Company’s purported reliance on Rule 457(p).

RESPONSE: The Company respectfully advises the Staff that the offering contemplated by the Effective Registration Statement will be terminated by the Company upon the effectiveness of the Registration Statement (i.e., the Company will no longer use the Effective Registration Statement in connection with shelf offerings). The Company has revised Footnote 6 to confirm that the offering contemplated by the Effective Registration Statement will be terminated by the Company upon the effectiveness of the Registration Statement.

Prospectus Cover Page

2.             In your response letter, confirm that substantially all of the information that is currently presented on the front cover page of the base prospectus will also be included on the front cover page of the prospectus supplement that will be delivered with the base prospectus.

RESPONSE: The Company hereby confirms that substantially all of the information that is currently presented on the front cover page of the base prospectus will also be included on the front cover page of a prospectus supplement that will be delivered with the base prospectus.

3.             In the third paragraph, add the phrase “and junk” after the phrase “below investment grade.”

RESPONSE: The Company has revised the third paragraph on the cover page as requested.

4.             The disclosure contained in the fourth paragraph states that although, in most cases, the

Company’s portfolio investments are not rated by any rating agency, had they been rated, would likely have received a “below investment grade (i.e., below BBB- or Baa)” rating. Because there is no specific information regarding where along the “below investment grade” rating spectrum the Company’s portfolio companies would fall, the parenthetical “(i.e., below BBB- or Baa)” should be deleted from the fourth paragraph.

RESPONSE: The Company has revised the fourth paragraph on the cover page as requested.

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5.             If true, please confirm whether “substantially all” or “a material portion” of the Company’s investment portfolio consists of debt investments for which issuers are not required to make principal payments until the maturity of the senior loans and update the language in the fifth paragraph of the front cover accordingly.

RESPONSE: The Company respectfully advises the Staff that less than 10% of the Company’s investment portfolio consists of debt investments for which issuers are not required to make principal payments until the maturity of the senior loans. Accordingly, the Company has not made any revisions to the disclosure on the front cover of the prospectus.

6.             Expand the disclosure in the eighth paragraph to make clear that “this prospectus,” together with the accompanying prospectus supplement, will constitute the prospectus for an offering of the Company’s securities.

RESPONSE: The Company has expanded the disclosure in the eighth paragraph on the cover page as requested.

Prospectus Summary (page 2)

7.             Please present in non-italic print the information appearing in this section and elsewhere in the prospectus, as applicable.

RESPONSE: The Company has complied with this comment.

Fifth Street Senior Floating Rate Corp. (page 2)

8.              In penultimate sentence of the third paragraph, identify which LIBOR rate is being used to set the Company’s investment target rates. Also, briefly explain the significance of a “LIBOR floor.”

RESPONSE: As disclosed in the footnotes to the Consolidated Schedule of Investments, all of the Company’s floating rate loans are indexed to LIBOR and an alternate base rate (e.g., prime rate), which typically resets semi-annually, quarterly, or monthly at the borrower's option. The borrower may also elect to have multiple interest reset periods for each loan. As a result, the Company respectfully advises the Staff that it does not target a specific LIBOR rate. The Company has revised the disclosure on page 2 of the Prospectus to explain the significance of a “LIBOR floor.”

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9.             In the last sentence of the sixth paragraph, explain that the weighted average annual yields are determined before, and therefore do not take into account, the payment of all of the company’s and its consolidated subsidiary’s expenses and the payment by an investor of any stockholder transaction expenses.

RESPONSE: The Company has revised the disclosure on page 3 of the Prospectus as requested.

Fees and Expenses (page 12)

10.            We note the absence of the “Acquired Fund Fees & Expenses” line item from the Company’s fee table. See Instruction 10 to Item 3 of Form N-2. Please confirm to us in your response letter that the Company does not in the upcoming year intend to make investments in an “Acquired Fund,” as the term is defined in Instruction 10.a. to Item 3.1. of Form N-2, at the level that triggers the need for the additional line item of Acquired Fund Fees & Expenses. If no such additional line item is required, please indicate in your response letter that any applicable Acquired Fund Fees & Expenses is nonetheless included in “Other Expenses” or that the Company does not intend to invest in an Acquired Fund.

RESPONSE: The Company hereby confirms that it does not, in the upcoming year, intend to make investments in an “Acquired Fund,” as the term is defined in Instruction 10.a. to Item 3.1. of Form N-2, at the level that triggers the need for the additional line item of Acquired Fund Fees & Expenses in the Fees and Expenses table. In addition, the Company advises the Staff that any expenses related to anticipated investments in “Acquired Funds” in the upcoming year will be included in the “Other Expenses” line item in the event that the “Acquired Fund Fees & Expenses” line item is not required to be included.

11.            Disclose whether the Company could pay any income incentive fee or capital gains incentive fee based on income or gains derived from swaps or other derivatives. If it could, then in your response letter identify the provisions of the Investment Advisory Agreement between the Company and Fifth Street Management LLC that specifically provide for such payments.

RESPONSE: The Company does not currently have any swaps or derivatives. To the extent the Company enters into any swaps or derivatives transactions, its Investment Advisory Agreement does not provide for the payment of income incentive fees or capital gains incentive fees based on income or gains derived from swaps or other derivatives. The Company has added disclosure on page 13 to indicate that its

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Investment Advisory Agreement does not provide for the payment of income incentive fees or capital gains incentive fees based on income or gains derived from swaps or other derivatives.

Risk Factors (page 17)

12.            Expand the last sentence of the first paragraph to make clear that this section also describes the special risks of investing in a business development company, including the risks associated with investing in a portfolio of small and developing or financially troubled businesses. See Item 8.6.e. of Form N-2. In this regard, add any additional risk factors as appropriate.

RESPONSE: The Company has revised the disclosure on page 17 of the Prospectus as requested. The Company also respectfully advises the Staff that it believes it has included all appropriate risk factors.

We may expose ourselves to risks if we engage in hedging transactions. (page 35)

13.            Please refer to the Letter from Barry D. Miller, Associate Director, Division of Investment Management, SEC to Karrie McMillan, General Counsel, ICI (July 30, 2010) and, if necessary, expand the prospectus disclosure regarding the extent to which the Company may invest in derivatives and the related risks of such investments.

RESPONSE: The Company acknowledges the Staff’s comment and advises the Staff that the Company believes that its disclosure includes appropriate disclosure regarding the risks related to investments in derivatives.

Our portfolio may be concentrated…in a particular industry in which a number of our investments are concentrated. (page 36)

14.           The disclosure states that the Company’s portfolio may be “concentrated” in a limited number of industries. However, the Company has no policy to concentrate its investments in a particular industry or group of industries. The word “concentration” has a very specific meaning under the Instruction to Item 8.2.b.(2) of Form N-2. Therefore, to avoid confusion, please refrain from using words such as “concentrated” when describing the Company’s investment portfolio.

RESPONSE: The Company has revised the disclosure on page 36 of the Prospectus as requested.

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Senior Securities (page 59)

15.           Item 4 of Form N-2 requires the registration statement of closed-end funds to disclose debt coverage information in a senior securities table. This information is required to be audited. Item 4.3 instructs registrants preparing the senior securities table to follow Instruction 8 to Item 4.1, which requires the senior securities table to be audited. Include the auditor’s report on the senior securities table in the next filing.

RESPONSE: The Company notes that Instruction 8 to Item 4.1 requires that the information for “fiscal years” (emphasis added) be audited. The Company respectfully advises the Staff that, as indicated in the Senior Securities table, it did not have any senior securities outstanding as of the end of the fiscal years ended September 30, 2013 or 2014 and therefore there is no information to be audited at this time.

Portfolio Companies (page 71)

16.           We note that several of the Company’s investments constitute 5% or more of the Company’s assets. With respect to each of these investments, please provide the expanded disclosure as outlined in the Instructions to Item 8.6.a. of Form N-2.

RESPONSE: The Company has added disclosure on page 76 of the Prospectus as requested.

Description of Our Debt Securities (page 105)

17.          In your response letter, please describe the types of debt that the Company contemplates offering through this registration statement. Additionally, undertake to advise us in advance of any proposed debt offering pursuant to this registration statement and to provide for staff review the preliminary prospectus supplement relating to any debt offering by the Company. Further undertake to clear all staff comments prior to the commencement of any such debt offering whenever the preliminary prospectus supplement materially differs from the form of prospectus supplement included in this registration statement at the time of effectiveness.

In this regard, please note that the prospectus supplement should, as applicable:

(1) Disclose that currently none of the Company's indebtedness is currently subordinated to the debt securities. It should also disclose whether there is a current intention to issue indebtedness that expressly provides that it is subordinated to the debt securities.

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(2) Disclose that the debt securities are "structurally subordinated" and are “effectively subordinated” to all existing and future indebtedness of the Company and other obligations of its subsidiaries, financing vehicles and similar facilities. The significance of the debt securities being structural subordinated and effectively subordinated should be explained in plain English, specifically highlighting how such subordination affects the rights and priorities of the holders of the debt securities. Also, disclose the approximate total dollar amount of all liabilities and obligations to which the debt securities being offered are structurally subordinated and effectively subordinated. Also, clarify that an investor in the retail note offering is a subordinated creditor of the Company.

(3) Refrain from using the word "senior" in the title of any debt securities issued by the Company, or when describing/identifying their ranking, if the debt securities are not contractually senior in right of repayment to the other outstanding obligations of the Company. Even where the Company’s debt securities are contractually senior in right of repayment to the other outstanding obligations of the Company, consider the appropriateness of referring to the debt securities as “senior” when they are also are structurally subordinated to the obligations of the Company’s subsidiaries, financing vehicles and similar facilities.

(4) Disclose that the debt securities will not be subject to any sinking fund and explain the significance thereof; for example, state that no amounts will be set aside for the express purpose of repayment of principal and any unpaid interest on the debt securities, and that repayment of the debt securities will depend upon the financial condition of the Company and its subsidiaries as they exist as of the maturity date of the debt securities.

RESPONSE: The Company respectfully refers the Staff to the “Description of Our Debt Securities” section of the Prospectus for a description of the types of debt securities that the Company may offer, issue and sell pursuant to the Registration Statement. As noted in the above-referenced disclosure and as indicated in the base indenture filed as an exhibit to the Registration Statement, the Company may generally offer, issue and sell debt securities pursuant to the Registration Statement in the form of notes that may or may not be rated and/or listed on a national securities exchange, and that may have either fixed or floating interest rates.

The Company has filed forms of prospectus supplements as exhibits to the Registration Statement which contain certain disclosures that will be provided in connection with offerings of various debt securities. The Company undertakes to inform the Staff in advance of filing a prospectus supplement for the issuance of debt securities if such prospectus supplement contains materially different terms, including, without limitation, the removal or alteration of a covenant in a manner materially affecting the rights of the debt holders, from those disclosed in a form of prospectus supplement filed as an exhibit to the Registration Statement.

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Indenture Provisions – Subordination (page 116)

18.           In the first sentence of the second paragraph, clarify whether any payment or distribution received by the holders of subordinated debt securities at any time would similarly be subject to recovery for the benefit of the holders of Senior Indebtedness.

RESPONSE: The Company has added disclosure on page 118 of the Prospectus as requested.

Plan of Distribution (page 132)

19.            Please confirm to the staff in your response letter that the Company will submit any underwritten offering to FINRA for its prior approval of the underwriting terms.

RESPONSE: The Company hereby confirms that the terms of any underwritten offering will be submitted to FINRA for its prior approval.

20.              In your response letter, undertake to include in any prospectus supplement, as applicable, under a section captioned “Additional Underwriter Compensation” a description of the terms of any agreement that the Company will have entered into with the underwriters or their affiliates in connection with any offering, and specify the nature of the services that the underwriters or their affiliates have provided or will provide thereunder. Further undertake to disclose whether any such fee payable thereunder is a one-time fee or whether it is payable annually. Also undertake to file all such agreements as exhibits in a post-effective amendment to the registration statement.

RESPONSE: The Company hereby undertakes to include in any prospectus supplement, as applicable, under a section captioned “Additional Underwriter Compensation” a description of the terms of any agreement that the Company has entered into with the underwriters or their affiliates in connection with any offering, and will specify the nature of the services that the underwriters or their affiliates have provided or will provide thereunder. The Company also undertakes to disclose whether any such fee payable thereunder is a one-time fee or whether it is payable annually. The Company also undertakes to file all such agreements as exhibits in a post-effective amendment to the Registration Statement.

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Financial Statements

Consolidated Schedule of Investments:

21.           In your response, confirm that all wholly owned and all substantially wholly owned subsidiaries are consolidated with the financial statements of the Company.

RESPONSE: The Company hereby confirms that all wholly owned and all substantially wholly owned investment company subsidiaries are consolidated with the financial statements of the Company.

22.          Has the Company performed an analysis as to whether the disclosure requirements of Rules 3-09 or 4-08(g) of Regulation S-X should be applied?

o	The Staff believes that Rules 3-09 and 4-08(g) of Regulation S-X apply to BDCs and RICs. Rule 3-09 of Regulation S-X is applicable for a majority owned subsidiary (greater than 50% ownership) which is not consolidated by the Registrant. Rule 4-08(g) of Regulation S-X is applicable for subsidiaries (generally, 25% or more ownership) not consolidated.

o	Subsidiary is defined by 1-02(x) of Regulation S-X as”… an affiliate controlled by such person directly or indirectly through one or more intermediaries.” An affiliate is defined by 6-02(a) of Regulation S-X as “as defined in Section 2(a)(3) of the Investment Company Act of 1940 unless otherwise indicated. The term “control” has the meaning (given) in section 2(a)(9) of the Act.” Section 2(a)(9) of the Investment Company Act of 1940 defines control as having “the power to exercise a controlling influence over the management or policies of a company, unless such power is solely the result of an official position of such company… Any person who owns beneficially, either directly or through one or more controlled companies, more than 25 per centum of the voting securities of a company shall be presumed to control such company”.

RESPONSE: The Company respectfully advises the Staff that it has performed an analysis as to whether the disclosure requirements of Rules 3-09 or 4-08(g) of Regulation S-X should be applied and has determined that the Company does not currently have any subsidiaries that implicate the application of Rules 3-09 or 4-08(g) of Regulation S-X.

23.          Disclose the interest rate in effect at period end for all holdings. Disclose whether any securities pay “payment-in-kind” interest.

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RESPONSE: The Company respectfully advises the Staff that it has disclosed the applicable interest rate in effect at the period end for all holdings in the Consolidated Schedule of Investments. The Company also advises the Staff that none of the Company’s securities currently pay “payment-in-kind” interest. To the extent that any of the Company’s securities pay “payment-in-kind” interest in the future, the Company will provide the appropriate disclosure.

Consolidated Statement of Changes in Net Assets:

24.          Break out Distributions to shareholders. State separately distributions to shareholders from (a) investment income-net; (b) realized gain from investment transactions-net; and (c) other sources. See Article 6-09 of Regulation S-X.

RESPONSE: The Company respectfully advises the Staff that the nature of its distributions to shareholders cannot be determined until the end of the fiscal year. Accordingly, the Company will comply with this comment in its annual reports on Form 10-K, beginning with its annual report on Form 10-K for the year ended September 30, 2015.

Notes to Consolidated Financial Statements:

25.          We note that the Registrant has unfunded commitments in the amount of $40,073,325. The Registrant does not appear to have the liquid assets to cover these unfunded commitments.

Unfunded commitments, which are contractual obligations of the Fund to make loans up to a specified amount at future dates, may subject the Fund to risks similar to those created by standby commitment agreements. Unfunded commitments, like standby commitment agreements, may be senior securities under Section 18(g) (“any … obligation or instrument constituting a security and evidencing indebtedness”). See Investment Company Act Release 10666, "Securities Trading Practices of Registered Investment Companies” (April 18, 1979). The Staff considers unfunded commitments that specify an interest rate to be senior securities subject to the coverage requirements of Section(s) 18 (and 61) unless the fund (BDC) has segregated liquid assets equal to the marked-to-market value of its unfunded commitments. Does the Fund currently treat its unfunded commitments as senior securities? If not, why not? Does the Fund currently segregate liquid assets, or does it have borrowing capacity within its 200% (300% for non-BDCs) asset coverage limitation, sufficient to cover the value of its unfunded commitments?

RESPONSE: The Company respectfully advises the Staff that it does not treat its unfunded commitments as senior securities because it does not believe that they have the attributes associated with “senior securities,” including the attributes set forth by the SEC

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in Investment Company Act Release 10666, “Securities Trading Practices of Registered Investment Companies” (April 18, 1979) (“Release 10666”).

Specifically, in Release 10666, the SEC held that certain securities trading practices by investment companies “may involve the issuance of a senior security subject to the prohibitions and asset coverage requirements of Section 18” of the Investment Company Act of 1940, as amended (the “1940 Act”). Release 10666 focused on securities trading practices such as reverse repurchase agreements, firm commitment agreements and standby commitment agreements, but noted that the position of the SEC set forth in the release applies to “similar trading practices with comparable effects on the capital structure of the investment company.”

Importantly, the SEC’s position that such securities trading practices may involve the issuance of a senior security for purposes of Section 18 of the 1940 Act hinged on the SEC’s belief that the “decision to enter into [reverse repurchase agreements, firm commitment agreements and standby commitment agreements] involves considerations and determinations which are separate and distinct from those involved in the purchase of Ginnie Maes” (i.e., the acquisition of the securities underlying the agreements). In this regard, Release 10666 proffered the following rationale for the SEC’s determination that these securities trading practices and the related agreements may be senior securities for purposes of Section 18 of the 1940 Act:

A Ginnie Mae, because of its government guarantee, is viewed as a low risk investment. Each of the reverse repurchase agreement, firm commitment agreement, and standby commitment agreement may be a substantially higher risk investment because of the additional risk of loss created by the substantial leveraging in each agreement, and in light of the volatility of interest rates in the marketplace. The gains and losses from the transactions can be extremely large relative to invested capital; for this reason, each agreement has speculative aspects. Therefore, it would appear that the independent investment decisions involved in entering into such agreements, which focus on their distinct risk/return characteristics, indicate that, economically as well as legally, the agreements should be treated as securities separate from the underlying Ginnie Maes for purposes of Section 18 of the [1940] Act. [Emphasis added.]

In footnote 12 of Release 10666, the SEC expands on this rationale by stating that “commitments to purchase securities whose yields are determined on the date of delivery with reference to prevailing market interest rates are not intended to be included in [Release 10666’s] general statement of policy” because “such commitments neither create nor shift the risk associated with interest rates changes in the marketplace, and in economic reality have no discernible potential for leverage.” [Emphasis added.]

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Thus, it is clear that the Company’s unfunded commitments, which include floating rate revolving credit facilities and floating rate delayed draw term loans, are “commitments to purchase securities whose yields are determined on the date of delivery with reference to prevailing market interest rates” and not with a “fixed yield” at the time of entry into the unfunded commitment.[1] In this regard, none of the Company’s unfunded commitments have fixed interest rates and instead the interest rates payable by the borrower thereunder, once the commitment is funded by the Company, adjusts periodically based on an index which reflects the cost to the Company of borrowing on the credit markets. As a result, there are no “independent investment decisions involved in entering into [these unfunded commitments] . . . [to] indicate that, economically as well as legally, the agreements should be treated as securities separate from the underlying [funded loan] for purposes of Section 18 of the [1940] Act” and, therefore, none of the speculative risks discussed in Release 10666 are present in connection with the Company’s unfunded commitments, including “gains and losses from the transactions [which are] extremely large relative to invested capital” (i.e., the only loss that could result from the Company’s unfunded commitments is the loss of the Company’s invested capital).

In light of the foregoing, the Company does not treat its unfunded commitments as senior securities for purposes of Section 18 of the 1940 Act.

Financial Highlights:

26.           Break out distributions to shareholders. From Item 4 of Form N-2:

c. Less Distributions

1.	Dividends (from net investment income)
i.	To Preferred Shareholders
ii.	To Common Shareholders

2.	Distributions (from capital gains)
i.	To Preferred Shareholders
ii.	To Common Shareholders

3.	Returns of Capital
i.	To Preferred Shareholders
ii.	To Common Shareholders

d. Total Distributions

[1] See Release 10666 at 25130.

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RESPONSE: The Company respectfully advises the Staff that the nature of its distributions to shareholders cannot be determined until the end of the fiscal year. Accordingly, the Company will comply with this comment in its annual reports on Form 10-K, beginning with its annual report on Form 10-K for the year ended September 30, 2015.

Part C – Other Information

Item 25.2 Exhibits (page C-2)

27.          Please file as an exhibit the legality opinion in respect of each category of security being registered and related consent of counsel, with your next pre-effective amendment. In this regard, it appears that the terms of the actual offerings from this registration statement have not yet been authorized by the Company’s Board of Directors. Therefore, in your response letter, provide an undertaking on behalf of the Company to file, in a post-effective amendment with each takedown from this shelf registration statement, an unqualified legality opinion and related consent of counsel that will be consistent with the views set forth in Staff Legal Bulletin No. 19 (CF).

RESPONSE: The Company has filed the legality opinion as an exhibit to Amendment No. 1. In addition, the Company undertakes to file an unqualified legality opinion, and related consent of counsel, in a post-effective amendment with each takedown from the Registration Statement, which unqualified opinion will be consistent with the positions of the Staff of the SEC’s Division of Corporation Finance contained in “Staff Legal Bulletin No. 19” entitled “Legality and Tax Opinions in Registered Offerings.”

28.          File the form of indenture that will be used by the Company in connection with its issuances of debt securities.

RESPONSE: The Company has filed the form of indenture that will be used by the Company in connection with its issuances of debt securities as an exhibit to Amendment No. 1.

29.          File the statement of eligibility of trustee on Form T-1.

RESPONSE: The Company has not yet determined who the trustee will be in connection with any issuance of debt securities under the Registration Statement and, as a result, has not yet filed the statement of eligibility of trustee on Form T-1. In the context of an offering made on a delayed basis in accordance with Rule 415(a)(1)(x), such as the

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Company’s offering registered under the Registration Statement, Section 305(b)(2) of the Trust Indenture Act permits the trustee to be designated on a delayed basis. Accordingly, in accordance with Section 305(b)(2), the Company undertakes to file the statement of eligibility of trustee on Form T-1 as required in connection with the issuance of any debt securities under an indenture as an exhibit to a post-effective amendment to the Registration Statement.

30.          File the forms of prospectus supplement that will be used by the Company when offering its common stock, warrants, debt to retail investors and debt to institutional investors.

RESPONSE: The Company has filed the forms of prospectus supplement that will be used by the Company when offering its common stock, warrants, debt to retail investors and debt to institutional investors as exhibits to Amendment No. 1.

Closing

31.          Please advise us if you have submitted or expect to submit an exemptive application or no-action request in connection with the registration statement.

RESPONSE: The Company has not submitted and does not expect to submit an exemptive application or no-action request in connection with the registration statement.

* * * * *

In the event the Company requests acceleration of the effective date of the pending registration statement, it will furnish a letter, at the time of such request, acknowledging that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
•	The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosures in the filing; and
•	The Company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

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If you have any questions or additional comments concerning the foregoing, please contact the undersigned at (202) 383-0805, or Steven B. Boehm at (202) 383-0176.

Sincerely,

/s/ Harry S. Pangas

Harry S. Pangas